ITEM 77D: On March 17-18, 2009, the Board of Directors of the Registrant approved a change to a component of the Corporation's investment strategy, which replaced the quantitative screening methodology used to select dividend yielding stocks with a large cap dividend value strategy actively managed by Richard E. Helm. The change was fully implemented by April 1, 2009.

On June 9-10, 2009, the Board of Directors of the Registrant approved that the Registrant may, but is not required to, use, without limit, various strategic transactions described below to seek to generate return, facilitate portfolio management and mitigate risks. Although the Investment Manager may seek to use these kinds of transactions to further the Registrant's investment objectives, no assurance can be given that they will achieve this result. The Registrant may enter into exchange-listed and over-the-counter put and call options on securities (including securities of investment companies and baskets of securities), indexes, and other financial instruments; purchase and sell financial futures contracts and options thereon; enter into various interest rate transactions, such as swaps, caps, floors or collars or credit transactions; equity index, total return and credit default swaps; forward contracts; and structured investments. In addition, the Registrant may enter into various currency transactions, such as forward currency contracts, currency futures contracts, currency swaps or options on currency or currency futures. The Registrant also may purchase and sell derivative instruments that combine features of these instruments. The Registrant may invest in other types of derivatives, structured and similar instruments which are not currently available but which may be developed in the future.